NO ACT

DC
PE
2-14-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040666

Received SEC

FEB 19 2008

Washington, DC 20549

February 19, 2008

Ernest S. DeLaney III
Moore & Van Allen PLLC
Attorneys at Law
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/19/2008

Re: Lowe's Companies, Inc.

Dear Mr. DeLaney:

This is in regard to your letter dated February 18, 2008 concerning the shareholder proposal submitted by Christian Brothers Investment Services, Inc. for inclusion in Lowes' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Lowe's therefore withdraws its January 24, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Sincerely,

William A. Hines
Special Counsel

cc: Julie Tanner
Corporate Advocacy Director
Christian Brothers Investment Services
90 Park Avenue, 29th Floor
New York, NY 10016

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 24, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Land Procurement, Leasing and Store Siting and Use Policy**

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its 2008 annual shareholders meeting. The Proposal was submitted to the Company by Christian Brothers Investment Services, Inc. (the "Proponent"). As described more fully below, the Proposal is excludible pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

A copy of this letter has been provided to the Proponent and emailed to cfletters@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution.

"RESOLVED: The shareholders request the Board of Directors of Lowe's to develop a policy for land procurement, leasing and store siting and use that incorporates social and environmental factors. A report on this policy and its implementation shall be prepared at reasonable expense, omitting proprietary information, and made available to shareholders within six months of the 2008 annual meeting."

A copy of the complete Proposal is attached hereto as Exhibit A.

Research Triangle, NC
Charleston, SC

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(7) permits an issuer to exclude a shareholder proposal if it relates to the company's ordinary business operations. As discussed below, the Commission's staff has consistently taken the position that the selection of sites for company facilities is a matter of ordinary business operations. The Proposal is excludible because it requests the development of a policy for land procurement, leasing and store siting and use and the distribution of a report on the policy and its implementation.

The Proposal is excludible because it deals with matters relating to the Company's ordinary business operations, namely the location of the Company's facilities.

Under Rule 14a-8(i)(7), a proposal dealing with a matter relating to the company's ordinary business operations may be excluded from the company's proxy materials. According to Release No. 34-40018 (May 21, 1998) (the "1998 Release") accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." In the 1998 Release, the Commission stated that the "policy underlying the ordinary business exclusion rests on two central considerations." *Id.* The first relates to the subject matter of the proposal. According to the 1998 Release, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration stated in the 1998 Release "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The Company believes the Proposal is excludible based on both of the considerations discussed in the 1998 Release. First, tasks that are fundamental to management's ability to run the Company, such as the selection of sites for the Company's retail stores, fall into the category of ordinary course matters. The selection of sites for stores is integral to the long-range goals and overall success of the Company. The Company is the second-largest home improvement retailer in the world, operating more than 1,475 stores in 49 states and three in Canada. In fiscal 2007, the Company is on track to open approximately 153 stores, the equivalent of about three stores per week. The process of selecting locations for the Company's new and relocated retail stores is a major part of management's responsibility at a growth-oriented company such as the Company, and an integral part of the normal or routine practice in running the Company's day-to-day operations.

Second, this result is consistent with the Commission's approach to proposals which seek to "micro-manage" a company. The Proposal requests that the board of directors of the Company develop a policy for land procurement, leasing and store siting and use that incorporates social and environmental factors and distribute a report on this policy and its implementation to shareholders. The determination of where to locate the Company's retail stores depends upon numerous complex and interrelated factors, including, but not limited to, the cost of maintaining or constructing the facility, the demographics of the area, competition, the location of the Company's other facilities in the area, geographical and physical constraints and conditions, customer convenience, employee and community relations, and a patchwork of land use laws and regulations. These factors must be analyzed and balanced by management personnel with intimate knowledge of the Company's business. The determination of where to locate the Company's retail stores also requires significant business judgment, more properly exercised by experienced management and the board of directors than by shareholders who, as a group, would not be in a position to make an informed judgment. Such activities clearly fall within the type of "micro-management" that Rule 14a-8(i)(7) is meant to avoid. See Section 55-8-01 of the North Carolina Business Corporation Act (the law of the jurisdiction in which the Company is incorporated) ("All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed by or under the direction of, its board of directors..."). Thus, under North Carolina law, the selection of sites for the location of the Company's facilities is within the scope of responsibilities assigned to the board of directors and management.

Additionally, decisions regarding land procurement and store siting also involve complex considerations related to compliance with federal, state and local laws and regulations, and are therefore, a matter of ordinary business operations. Cities, towns and counties throughout the United States have historically regulated land use within their jurisdictions by adopting comprehensive zoning laws and regulations. These laws and regulations, which vary greatly in their scope and complexity throughout the country and are subject to constant change, form a challenging patchwork of regulation affecting the Company's decisions about store location and design that management must develop flexible strategies to comply with as management implements the Company's store development program. The Federal Government has also increasingly become involved in regulating land use and development, for example, through laws and regulations affecting an expanded definition of "wetlands" and laws and regulations protecting endangered species.

The Commission's staff has repeatedly recognized the complex task of complying with laws and regulations as a matter of ordinary business operations that should remain within the exclusive province of a company's management. See, *e.g.*, *The AES Corporation* (January 9, 2007) (proposal seeking creation of board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *H&R Block Inc.* (August 1, 2006) (proposal seeking implementation of legal compliance program with respect to lending policies); *Sprint Nextel Corporation* (February 15, 2006) (proposal requesting the board prepare a report evaluating the company's compliance with federal proxy rules); *Monsanto Corp.* (November 3, 2005) (proposal seeking establishment of board oversight committee for compliance with code of ethics and applicable federal, state and local rules and regulations); *Associates First Capital Corporation* (February 23, 1999) (proposal requesting the Board monitor and report on legal compliance of lending practices); *Citicorp* (January 9, 1998 (proposal seeking to initiate a program to monitor and report on compliance with federal law in transactions with foreign entities); *Crown Central Petroleum Corporation* (February 19, 1997) (proposal requesting the board investigate and report on compliance with applicable laws regarding sales of cigarettes to minors); and *Citicorp* (January 8, 1997) (proposal requesting review of and reporting on policies and procedures to ensure compliance with anti-money laundering statutes). Similarly, the Company's decisions regarding land procurement and store siting, which involve compliance with laws and regulations, are a matter of ordinary business operations.

In applying the Rule 14a-8(i)(7) exclusion to proposals requesting companies to prepare reports on specific aspects of their business, the Commission's staff has determined that such proposals may be excluded if the subject matter of the report involves a matter of ordinary business. See Release No. 34-20091 (August 16,

1983). In that release, the Commission stated that where the proposal requests that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report ... involves a matter of ordinary business" and "where it does, the proposal will be excludable." *Id.* See also *The Boeing Company* (February 25, 2005); *AT&T Corp.* (February 21, 2001); *The Mead Corporation* (January 31, 2001); *Wal-Mart Stores, Inc.* (March 15, 1999); and *Nike, Inc.* (July 10, 1997). The Proposal falls precisely within this category.

The Commission's staff, both before and after the 1998 Release, has consistently taken the position that a company's decisions about the location of its facilities falls within the purview of management as the conduct of the ordinary business operations of the company. For example, in a letter to *Sears, Roebuck & Co.* (March 6, 1980), the Commission's staff took the view that a shareholder proposal requesting the board of directors to adopt a policy that would favor development within central business districts over replacement of downtown stores with stores in suburban malls dealt with a matter of ordinary business operations and therefore could be omitted from Sears' proxy materials pursuant to the predecessor to Rule 14a-8(i)(7).

Additional examples of the Commission's policy to allow exclusion of proposals relating to location of company facilities as ordinary business operations follow: *Minnesota Corn Processors* (April 3, 2002) (proposal relating to location of corn processing plants); *The Allstate Corporation* (February 19, 2002) (proposal requesting that the company cease operations in Mississippi); *AT&T Corp.* (March 6, 2001) (proposal requesting that the company develop a policy with respect to the construction and placement of cellular phone towers); *MCI Worldcom* (April 20, 2000) (proposal requesting analysis of economic impact of relocating company facilities); *McDonald's Corporation* (March 3, 1997) (proposal requesting that the company take steps to prevent the loss of public park lands when determining the location of new restaurants); *Exxon Corporation* (February 28, 1992) (proposal requesting report on plant operations); *Pacific Gas & Electric Co.* (January 3, 1986) (proposal relating to the determination of location of company headquarters); and *American Telephone & Telegraph Co.* (December 30, 1980) (proposal relating to the location and relocation of company buildings). As such, proposals of this nature are not proper for consideration by the shareholders.

The Company recognizes that the Commission's staff has found in some situations that proposals dealing with ordinary business matters are nevertheless not excludible if they focus on "sufficiently significant social policy issues ... because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Release 34-40018. Examples of subject matter the Commission's staff has previously found to involve sufficiently significant policy issues include human rights issues, genetic engineering, child labor and internet censorship and monitoring by foreign governments. The Commission's staff's decisions indicate the high threshold of significance a policy issue must reach in order to override the "ordinary business" exclusion. Moreover, the Commission's staff has already determined that the subject matter of the Proposal – decisions about location and type of company facilities – does not involve policy issues significant enough to override the ordinary business classification. For example, in a 1997 letter to *McDonald's Corporation* (March 3, 1997), the Commission's staff concurred in the exclusion of a proposal requesting that the company take steps to prevent the loss of public park lands when determining the location of new restaurants because the proposal dealt with the ordinary business decision of plant location. Significantly, the Commission's staff reached this conclusion despite the proponent's argument that the issues of environmental and community conservation cited in the proposal raised significant policy implications.

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(7) as dealing with and requesting a report on matters relating to the Company's ordinary business operations, namely, the location of the Company's facilities. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

ESD/krh
Enclosures

Exhibit A

SHAREHOLDER PROPOSAL RELATING TO LAND PROCUREMENT, LEASING AND STORE SITING POLICY

Investors have been concerned to see a substantial number of controversies in recent years surrounding land acquisition, leasing, and store siting decisions by retail companies.

The growth of the large scale retail industry has brought with it a growing number of concerns, ranging from controversies with communities affected by retail siting decisions to environmental damage. In some locations, concerns about building on land sacred to Indigenous peoples, traffic, pollution, sprawl, and the preservation of a community's environment, character, and cultural history have fueled resistance to retail projects.

These conflicts have in some cases inspired local governments to propose legislation restricting retail development, and have at times generated substantial press coverage and impacted company expansion plans.

According to the report *Not in My Backyard: An Analysis of Community Opposition to Big Box Retail*, by Bernstein Research (April 25, 2005), "Objections to large retailers are many with the core concerns revolving around the belief that big-box players negatively impact local businesses and the environment and result in costly infrastructure investments and inefficient land development.... Local opposition has successfully squashed numerous plans among the big-box players in different parts of the country."

Lowe's operates more than 1,400 stores in 49 states and is the second-largest home improvement retailer in the world. We believe that retailers should be seeking to understand the roots of community resistance to the growth of this industry, and developing effective mechanisms to address these concerns. To mitigate these risks, we believe that retailers should take proactive steps to incorporate social and environmental considerations into their store siting decisions.

Retailers such as Target and Wal-Mart provide information on store siting. As Wal-Mart's report notes, "We want to work harder to ensure that our real estate process looks at both the quantity *and* quality of the stores we are developing and takes into account the desires of the community." Target provides information on the company's environmental due diligence procedures when acquiring property.

RESOLVED: The shareholders request the Board of Directors of Lowe's to develop a policy for land procurement, leasing and store siting and use that incorporates social and environmental factors. A report on this policy and its implementation shall be prepared at reasonable expense, omitting proprietary information, and made available to shareholders within six months of the 2008 annual meeting.

Supporting Statement

The policy requested should include guidelines to consult with affected communities and ensure preservation of communities' cultural heritage and natural environment and respect for human rights.

DEC 17 2007
GMK

CBIS

Christian Brothers Investment Services, Inc.

December 14, 2007

Mr. Robert A. Niblock
Chairman and Chief Executive Officer
Lowe's Companies
1000 Lowe's Blvd.
Mooresville, NC 28117

RE: Agenda Item for 2008 Annual Shareholder Meeting

Dear Mr. Niblock:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2008 Annual Meeting of Stockholders of Lowe's Companies. A representative of Christian Brothers Investment Services, Inc. (CBIS) will present this resolution to the assembled stockholders.

Also enclosed is certification from our Custodian, Mellon Bank, of our long position of 263,500 shares and the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. CBIS intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2008 Meeting.

It is our understanding that this resolution may also be filed by others. Therefore, we are not submitting a separate proposal but are co-sponsoring this resolution with these groups. The undersigned representative of CBIS has been designated the lead filer and primary contact on this matter.

Sincerely yours,

Julie Tanner
Corporate Advocacy Coordinator

cc: Gaither M. Keener, Jr., Senior V.P., General Counsel and Corporate Secretary

New York

90 Park Avenue
29th Floor
New York, NY
10016 - 1301
Tel: (800) 592-8890
Tel: (212) 490-0800
Fax: (212) 490-6092

Chicago

1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523 - 2262
Tel: (800) 321-7194
Tel: (610) 571-2182
Fax: (610) 571-2721

[illegible]

[illegible]
Suite [illegible]
San Francisco, CA
[illegible]
Tel: [illegible]
Tel: [illegible]
Fax: [illegible]

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

February 18, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal Relating to Land Procurement, Leasing and Store Siting and Use Policy

Ladies and Gentlemen:

In a letter dated January 24, 2008, we, on behalf of our client, Lowe's Companies, Inc. (the "Company"), requested that the Division of Corporation Finance not recommend any enforcement action to the Securities and Exchange Commission if the Company excluded from its proxy materials for its 2008 annual shareholders meeting a shareholder proposal submitted by Christian Brothers Investment Services, Inc. (the "Proponent") related to a request for the development of a policy for land procurement, leasing and store siting and use (the "Proposal"). For your reference, a copy of the January 24, 2008 no-action request is attached hereto as Exhibit A.

On February 15, 2008, the Company received a letter dated February 14, 2008 from the Proponent informing the Company that the Proponent is withdrawing the Proposal. A copy of the Proponent's letter is attached hereto as Exhibit B. In reliance on the Proponent's letter, we hereby withdraw the January 24, 2008 no-action request relating to the Proposal.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

Ernest S. DeLaney III

ESD/krh
Enclosure

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 24, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Land Procurement, Leasing and Store Siting and Use Policy

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its 2008 annual shareholders meeting. The Proposal was submitted to the Company by Christian Brothers Investment Services, Inc. (the "Proponent"). As described more fully below, the Proposal is excludible pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

A copy of this letter has been provided to the Proponent and emailed to cfletters@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution.

"RESOLVED: The shareholders request the Board of Directors of Lowe's to develop a policy for land procurement, leasing and store siting and use that incorporates social and environmental factors. A report on this policy and its implementation shall be prepared at reasonable expense, omitting proprietary information, and made available to shareholders within six months of the 2008 annual meeting."

A copy of the complete Proposal is attached hereto as Exhibit A.

Research Triangle, NC
Charleston, SC

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(7) permits an issuer to exclude a shareholder proposal if it relates to the company's ordinary business operations. As discussed below, the Commission's staff has consistently taken the position that the selection of sites for company facilities is a matter of ordinary business operations. The Proposal is excludible because it requests the development of a policy for land procurement, leasing and store siting and use and the distribution of a report on the policy and its implementation.

The Proposal is excludible because it deals with matters relating to the Company's ordinary business operations, namely the location of the Company's facilities.

Under Rule 14a-8(i)(7), a proposal dealing with a matter relating to the company's ordinary business operations may be excluded from the company's proxy materials. According to Release No. 34-40018 (May 21, 1998) (the "1998 Release") accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." In the 1998 Release, the Commission stated that the "policy underlying the ordinary business exclusion rests on two central considerations." *Id.* The first relates to the subject matter of the proposal. According to the 1998 Release, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration stated in the 1998 Release "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The Company believes the Proposal is excludible based on both of the considerations discussed in the 1998 Release. First, tasks that are fundamental to management's ability to run the Company, such as the selection of sites for the Company's retail stores, fall into the category of ordinary course matters. The selection of sites for stores is integral to the long-range goals and overall success of the Company. The Company is the second-largest home improvement retailer in the world, operating more than 1,475 stores in 49 states and three in Canada. In fiscal 2007, the Company is on track to open approximately 153 stores, the equivalent of about three stores per week. The process of selecting locations for the Company's new and relocated retail stores is a major part of management's responsibility at a growth-oriented company such as the Company, and an integral part of the normal or routine practice in running the Company's day-to-day operations.

Second, this result is consistent with the Commission's approach to proposals which seek to "micro-manage" a company. The Proposal requests that the board of directors of the Company develop a policy for land procurement, leasing and store siting and use that incorporates social and environmental factors and distribute a report on this policy and its implementation to shareholders. The determination of where to locate the Company's retail stores depends upon numerous complex and interrelated factors, including, but not limited to, the cost of maintaining or constructing the facility, the demographics of the area, competition, the location of the Company's other facilities in the area, geographical and physical constraints and conditions, customer convenience, employee and community relations, and a patchwork of land use laws and regulations. These factors must be analyzed and balanced by management personnel with intimate knowledge of the Company's business. The determination of where to locate the Company's retail stores also requires significant business judgment, more properly exercised by experienced management and the board of directors than by shareholders who, as a group, would not be in a position to make an informed judgment. Such activities clearly fall within the type of "micro-management" that Rule 14a-8(i)(7) is meant to avoid. See Section 55-8-01 of the North Carolina Business Corporation Act (the law of the jurisdiction in which the Company is incorporated) ("All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed by or under the direction of, its board of directors..."). Thus, under North Carolina law, the selection of sites for the location of the Company's facilities is within the scope of responsibilities assigned to the board of directors and management.

Additionally, decisions regarding land procurement and store siting also involve complex considerations related to compliance with federal, state and local laws and regulations, and are therefore, a matter of ordinary business operations. Cities, towns and counties throughout the United States have historically regulated land use within their jurisdictions by adopting comprehensive zoning laws and regulations. These laws and regulations, which vary greatly in their scope and complexity throughout the country and are subject to constant change, form a challenging patchwork of regulation affecting the Company's decisions about store location and design that management must develop flexible strategies to comply with as management implements the Company's store development program. The Federal Government has also increasingly become involved in regulating land use and development, for example, through laws and regulations affecting an expanded definition of "wetlands" and laws and regulations protecting endangered species.

The Commission's staff has repeatedly recognized the complex task of complying with laws and regulations as a matter of ordinary business operations that should remain within the exclusive province of a company's management. See, *e.g.*, *The AES Corporation* (January 9, 2007) (proposal seeking creation of board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *H&R Block Inc.* (August 1, 2006) (proposal seeking implementation of legal compliance program with respect to lending policies); *Sprint Nextel Corporation* (February 15, 2006) (proposal requesting the board prepare a report evaluating the company's compliance with federal proxy rules); *Monsanto Corp.* (November 3, 2005) (proposal seeking establishment of board oversight committee for compliance with code of ethics and applicable federal, state and local rules and regulations); *Associates First Capital Corporation* (February 23, 1999) (proposal requesting the Board monitor and report on legal compliance of lending practices); *Citicorp* (January 9, 1998 (proposal seeking to initiate a program to monitor and report on compliance with federal law in transactions with foreign entities); *Crown Central Petroleum Corporation* (February 19, 1997) (proposal requesting the board investigate and report on compliance with applicable laws regarding sales of cigarettes to minors); and *Citicorp* (January 8, 1997) (proposal requesting review of and reporting on policies and procedures to ensure compliance with anti-money laundering statutes). Similarly, the Company's decisions regarding land procurement and store siting, which involve compliance with laws and regulations, are a matter of ordinary business operations.

In applying the Rule 14a-8(i)(7) exclusion to proposals requesting companies to prepare reports on specific aspects of their business, the Commission's staff has determined that such proposals may be excluded if the subject matter of the report involves a matter of ordinary business. See Release No. 34-20091 (August 16,

1983). In that release, the Commission stated that where the proposal requests that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report ... involves a matter of ordinary business" and "where it does, the proposal will be excludable." *Id.* See also *The Boeing Company* (February 25, 2005); *AT&T Corp.* (February 21, 2001); *The Mead Corporation* (January 31, 2001); *Wal-Mart Stores, Inc.* (March 15, 1999); and *Nike, Inc.* (July 10, 1997). The Proposal falls precisely within this category.

The Commission's staff, both before and after the 1998 Release, has consistently taken the position that a company's decisions about the location of its facilities falls within the purview of management as the conduct of the ordinary business operations of the company. For example, in a letter to *Sears, Roebuck & Co.* (March 6, 1980), the Commission's staff took the view that a shareholder proposal requesting the board of directors to adopt a policy that would favor development within central business districts over replacement of downtown stores with stores in suburban malls dealt with a matter of ordinary business operations and therefore could be omitted from Sears' proxy materials pursuant to the predecessor to Rule 14a-8(i)(7).

Additional examples of the Commission's policy to allow exclusion of proposals relating to location of company facilities as ordinary business operations follow: *Minnesota Corn Processors* (April 3, 2002) (proposal relating to location of corn processing plants); *The Allstate Corporation* (February 19, 2002) (proposal requesting that the company cease operations in Mississippi); *AT&T Corp.* (March 6, 2001) (proposal requesting that the company develop a policy with respect to the construction and placement of cellular phone towers); *MCI Worldcom* (April 20, 2000) (proposal requesting analysis of economic impact of relocating company facilities); *McDonald's Corporation* (March 3, 1997) (proposal requesting that the company take steps to prevent the loss of public park lands when determining the location of new restaurants); *Exxon Corporation* (February 28, 1992) (proposal requesting report on plant operations); *Pacific Gas & Electric Co.* (January 3, 1986) (proposal relating to the determination of location of company headquarters); and *American Telephone & Telegraph Co.* (December 30, 1980) (proposal relating to the location and relocation of company buildings). As such, proposals of this nature are not proper for consideration by the shareholders.

The Company recognizes that the Commission's staff has found in some situations that proposals dealing with ordinary business matters are nevertheless not excludible if they focus on "sufficiently significant social policy issues ... because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Release 34-40018. Examples of subject matter the Commission's staff has previously found to involve sufficiently significant policy issues include human rights issues, genetic engineering, child labor and internet censorship and monitoring by foreign governments. The Commission's staff's decisions indicate the high threshold of significance a policy issue must reach in order to override the "ordinary business" exclusion. Moreover, the Commission's staff has already determined that the subject matter of the Proposal – decisions about location and type of company facilities – does not involve policy issues significant enough to override the ordinary business classification. For example, in a 1997 letter to *McDonald's Corporation* (March 3, 1997), the Commission's staff concurred in the exclusion of a proposal requesting that the company take steps to prevent the loss of public park lands when determining the location of new restaurants because the proposal dealt with the ordinary business decision of plant location. Significantly, the Commission's staff reached this conclusion despite the proponent's argument that the issues of environmental and community conservation cited in the proposal raised significant policy implications.

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(7) as dealing with and requesting a report on matters relating to the Company's ordinary business operations, namely, the location of the Company's facilities. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

ESD/krh
Enclosures

CBIS

Julie Tanner
Christian Brothers Investment Services
90 Park Avenue, 29th floor
New York, New York 10016

February 14. 2008

Mr. Gaither Keener
Senior Vice President, General Counsel,
Secretary and Chief Compliance Officer
Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville NC 28117

Re: Withdrawal of Proposal Relating to Land Procurement, Leasing and Store Siting and Use Policy (the "Proposal")

Dear Mr. Keener:

We have received a counter-signed copy of my letter dated February 13, 2008 to Michael Chenard committing Lowe's Companies, Inc. to expand its Social Responsibility Report to include information covered by the Proposal and to engage in dialogue as Lowe's prepares that information. In return for those commitments, I am pleased to advise you that Christian Brothers is withdrawing the Proposal submitted for inclusion in the Company's 2008 proxy statement.

Sincerely yours.

Julie Tanner
Christian Brothers Investment Services
Corporate Advocacy Director

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